Exhibit 99.1

Spreadtrum Announces Third Quarter 2012 Earnings Call

Thursday, November 8, 2012, at 8pm (US Eastern Standard Time) /

Friday, November 9, 2012 at 9am (Hong Kong)

SHANGHAI, CHINA — October 18, 2012 — Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum” or the “Company”), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that it will release unaudited financial results for the third quarter 2012 after the US market close on Thursday, November 8, 2012. The earnings release and accompanying financial results presentation will be available on the investor relations section of the Company’s website at http://ir.spreadtrum.com.

Following the earnings announcement, the Company’s senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) on Thursday, November 8, 2012, which is 9:00 am (Hong Kong) on Friday, November 9, 2012, to discuss the financial results and recent business activities. The conference call may be accessed by dialing:

Toll
▶ United States/International	+1 718 354 1231
▶ Singapore	+ 65 672 39381
▶ Hong Kong	+852 2475 0994
▶ United Kingdom	+44 20 3059 8139
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until November 16, 2012 at (US Toll / International) +1 718 354 1232, passcode: 49032301.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

Contact:

IR at +1-650-308-8148 or IR@spreadtrum.com.